SUBSCRIPTION AGREEMENT

This Subscription Agreement, referred to as the "Agreement," hereby establishes an arrangement between the party undersigned (referred to as the "Purchaser") and Holvek Technologies Corporation, a corporation established under the laws of Wyoming (hereafter known as the "Corporation"). Each share of the Corporation’s common stock (the “Shares”) has a par value of $0.001 per share. Accordingly, the Subscriber hereby agrees as follows:

1.	Securities Sale and Purchase.
(a)	The Purchaser, by signing this Agreement, expresses their intention to subscribe and accept the quantity of Shares indicated in the Purchaser's Signature Page attached to this Agreement. This subscription is in consideration of $0.06 per share. The offer to purchase is made subject to the terms and conditions described in this Agreement. The Purchaser acknowledges that the Corporation retains the exclusive right to accept or decline this subscription. This subscription only becomes binding when the Corporation formally accepts it in writing.
(b)	The closing of the subscription for Shares is to occur promptly upon (i) receipt and acceptance by the Corporation of a correctly executed Signature Page to this Agreement and ii) receipt of all funds for the subscription of Shares as specified on the Purchaser's Signature Page. Upon receipt of the full subscription amount specified on the Purchaser's Signature Page, the Corporation shall issue the subscribed Shares to the Purchaser and record the Purchaser as the holder of such Shares in the Corporation's stock records.
(c)	Acceptance of Subscription; Irrevocability and Investment Risk. After the Corporation reviews the Subscription Agreement and determines that it is complete and acceptable, the Corporation may accept the subscription in writing. Upon the Corporation's written acceptance of the subscription and receipt of the full subscription payment, the Purchaser's subscription shall become binding and irrevocable, and the funds paid shall be non-refundable, except as otherwise required by applicable law. Accordingly, Purchasers must be prepared to bear the financial risks of their investment. If the Corporation's business is unsuccessful or fails, Purchasers may lose all of the funds they have invested in Holvek Technologies Corporation.

2.	Representations, Warranties and Covenants of the Corporation. The Corporation represents and warrants to the Purchaser, as of the date hereof, as follows:

(a)	Organization and Standing. The Corporation is a duly organized corporation, validly existing and in good standing under the laws of the State of Wyoming, has full power to carry on its business as and where such business is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification.

(b)	Authorization and Power. The execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby have been duly authorized by the Board of Directors of the Corporation. The Agreement has been (or upon delivery will be) duly executed by the Corporation and is or, when delivered in accordance with the terms hereof, will constitute, assuming due authorization, execution and delivery by each of the parties thereto, the valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms.

(c)	No Conflict. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not (i) violate or conflict with the Corporation’s Certificate of Incorporation, By-laws or other organizational documents, (ii) conflict with or result (with the lapse of time or giving of notice or both) in a material breach or default under any material agreement or instrument to which the Corporation is a party or by which the Corporation is otherwise bound, or (iii) violate any order, judgment, law, statute, rule or regulation applicable to the Corporation, except where such violation, conflict or breach would not have a material adverse effect on the Corporation. This Agreement when executed by the Corporation will be a legal, valid and binding obligation of the Corporation enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws and equitable principles relating to or limiting creditors’ rights generally).

(d)	Authorization and Issuances. Issuance of the Shares to Purchaser has been duly authorized by all necessary corporate actions of the Corporation. The Shares to be issued hereunder will be validly issued, fully paid and nonassessable.

(e)	Litigation and Other Proceedings. There are no actions, suits, proceedings or investigations pending or, to the knowledge of the Corporation, threatened against the Corporation at law or in equity before or by any court or federal, state, municipal or their governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign which could materially adversely affect the Corporation. The Corporation is not subject to any continuing order, writ, injunction or decree of any court or agency against it which would have a material adverse effect on the Corporation.

(f)	Use of Proceeds. The proceeds of this offering and sale of the Shares, net of payment of placement expenses, will be used by the Corporation for working capital and other general corporate purposes.

3.	Purchaser Representations, Warranties and Agreements. The Purchaser hereby acknowledges, represents and warrants as follows:

(a)	Organization; Authority. The Purchaser is an individual acting on their own behalf with the full legal capacity to enter into and perform this Agreement.

(b)	Investment Intent. The Purchaser is acquiring the Shares for investment purposes and not with a view to or for the distribution or resale thereof, subject to the Purchaser's right to sell or otherwise dispose of such Shares in compliance with applicable securities laws. The Purchaser has no agreement or understanding with any Person to distribute any of the Shares.

(c)	Sophistication and Risk Acknowledgment. The Purchaser represents and warrants that they have sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the investment in the Shares. The Purchaser understands that investment in the Corporation involves certain risks, including the potential loss of their entire investment, and represents that they are able to bear such risks. The Purchaser has conducted their own independent investigation and analysis of the Corporation and the offering and has not relied on any information or representations other than those contained in the S-1 Registration Statement and the representations and warranties of the Corporation in this Agreement.

(d)	General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(e)	Access to Information. The Purchaser acknowledges reviewing the disclosure materials and being afforded the opportunity to (i) ask questions of and receive answers from the Corporation's representatives regarding the offering's terms, conditions, merits, and risks; (ii) access sufficient information about the Corporation to evaluate their investment; and (iii) obtain necessary additional information from the Corporation without unreasonable effort or expense to make an informed investment decision. These inquiries or any other investigation do not affect the Purchaser's right to rely on the accuracy and completeness of the disclosure materials and the Corporation's representations and warranties in the transaction documents.

(f)	Registration Statement. The Purchaser acknowledges that the Shares being offered are common shares registered with the United States Securities and Exchange Commission ("SEC") under a Form S-1 Registration Statement. Shares purchased by a Purchaser who is not an affiliate of the Company and is not acting as an underwriter or participant in a distribution generally may be resold without a Securities Act restricted-securities holding period. Resales remain subject to applicable securities laws and any restrictions applicable to the particular Purchaser. Shares held by an affiliate or control person may be subject to additional resale requirements, including registration or compliance with an available exemption such as Rule 144. The Company does not assure that a public trading market will develop or that a Purchaser will be able to sell Shares at any particular time or price.

4. Purchase Procedure

In order to complete the subscription for Shares, the Purchaser agrees to comply with the following payment procedures:

(a)	The Purchaser shall deliver one (1) executed counterpart of the Purchaser's Signature Page attached to this Agreement together with a copy of the Purchaser's passport or other government-issued identification.
(b)	Payment for the Shares shall be made by wire transfer, electronic funds transfer, credit card, or debit card, in the amount set forth on the Purchaser's Signature Page attached to this Agreement, representing full payment for the Shares subscribed for hereunder. Such payment shall be made payable to the order of Corporation or to an escrow agent designated by the Corporation for the benefit of Corporation.
(c)	In the event the Purchaser remits payment in a currency other than United States dollars (USD), such amount shall be converted into USD at the exchange rate in effect at the time of processing, as determined by the receiving financial institution. Unless expressly provided otherwise in this Agreement, all numerical percentages shall be rounded to the nearest whole number, and all monetary values shall be rounded to the nearest full dollar for consistency in interpretation and calculation.

5. Miscellaneous

(d)	Confidentiality. The Purchaser covenants and agrees that it will keep confidential and will not disclose or divulge any confidential or proprietary information that such Purchaser may obtain from the Corporation pursuant to financial statements, reports, and other materials submitted by the Corporation to such Purchaser in connection with this offering or as a result of discussions with or inquiry made to the Corporation, unless such information is known, or until such information becomes known, to the public through no action by the Purchaser; provided, however, that a Purchaser may disclose such information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary in connection with his or her investment in the Corporation so long as any such professional to whom such information is disclosed is made aware of the Purchaser’s obligations hereunder and such professional agrees to be likewise bound as though such professional were a party hereto, (ii) if such information becomes generally available to the public through no fault of the Purchaser, or (iii) if such disclosure is required by applicable law or judicial order.

(e)	Counterparts. This Subscription Agreement may be executed in one or more counterparts.

(f)	Execution by Facsimile. Execution and delivery of this Agreement by facsimile transmission (including the delivery of documents in Adobe PDF format) shall constitute execution and delivery of this Agreement for all purposes, with the same force and effect as execution and delivery of an original manually signed copy hereof.

(g)	Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming applicable to contracts to be wholly performed within such state and without regard to conflicts of laws provisions. Any legal action or proceeding arising out of or relating to this Agreement and/or the offering documents may be instituted in the courts of the State of Wyoming sitting in Wyoming, and the parties hereto irrevocably submit to the jurisdiction of each such court in any action or proceeding.

(h)	Notices. All official notices or other forms of communication mandated or permitted under this Agreement will be documented in writing and delivered personally, via telegram, telex, facsimile transmission, or certified, registered, or express mail. The mailing will include prepaid postage and will be directed to the address of each party as specified in this Agreement. Such notices will be considered as having been delivered when handed over personally, dispatched via telegram, telex, or facsimile transmission, or, if sent through mail, will be considered delivered three days after the date of deposit in the United States postal service.

(i)	Entire Agreement. This Agreement and any other related transaction documents executed by the parties constitute the entire understanding of the Parties with respect to its subject matter and supersede all prior agreements and understandings between or among the parties with respect to such subject matter.

(j)	Amendment; Waiver. This Agreement may only be amended by a written instrument signed by the Corporation and Purchaser holding a majority of the aggregate Purchase Price of the then-outstanding Shares under this Agreement. No failure or delay in exercising any right shall constitute a waiver, nor shall any partial exercise preclude further exercise. Waivers must be in writing. Extensions of time are not waivers. Rights and remedies are cumulative.

(k)	Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

(l)	Certification. The Purchaser certifies that they have perused this entire Agreement and verify that each statement made by them within this document is accurate and complete.

Purchaser's Signature Page

The undersigned party, who intends to subscribe for the quantity of Shares of Holvek Technologies Corporation (the "Corporation") as detailed below, recognizes that they have received and comprehended the terms and conditions of the Agreement attached hereto and hereby affirm their agreement to all stipulations contained therein.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

CORPORATION: Holvek Technologies Corporation

By: ______________________________

PURCHASER:

By: ______________________________

Shareholder Name

Purchase Price:

Aggregate Purchase Price:

Number of Shares:

Address: